UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

Minutes of the Board of Directors Meeting held on March 05, 2025

DATE, TIME AND PLACE: On March 05, 2025, at 1 p.m., by conference call, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) have met, with the attendance of all of its members.

CALL NOTICE AND ATTENDANCE: The call was waived in view of the attendance of all members of the Board of Directors.

MEETING BOARD: Deborah Stern Vieitas, Chairman. Daniel Pareto, Secretary.

AGENDA: To resolve on: (i) the election of Mr. Carlos Díaz Álvarez as a Vice-President Executive Officer of the Company; (ii) the election of Mrs. Cristina San Jose Brosa as a member of the Company's Risk and Compliance Committee; and (iii) the confirmation of the composition of the Company’s Risk and Compliance Committee.

RESOLUTIONS: After the necessary clarifications, the members of the Board of Directors, unanimously, approved:

(i) the election, for a complementary term, entering in force until the investiture of the elected people at the first Board of Directors’ Meeting being held after the 2025 Ordinary Shareholders’ Meeting, as an Vice-President Executive Officer, of Mr. Carlos Díaz Álvarez, Spanish, married, administrator, holder of Spanish passport No. PAC508764, with business address at Avenida Presidente Juscelino Kubitschek, 2041 – CJ 281, Block A, Cond. W Torre JK, Vila Nova Conceição, CEP 04543-011, São Paulo/SP;

It was recorded in the minutes that: (i) the election herein deliberated was recommended by the Company's Nomination and Governance Committee; and (ii) the Vice-President Executive Officer hereby elected declared that he is not forbidden by law to perform the activities proper to his office and fulfill all the conditions set forth in Resolution CMN 4.970/2021, presenting the respective representations and authorizations required by the mentioned Resolution, and shall only take office into his respective position after approval of his election by the Central Bank of Brazil and the granting of the work visa by the Ministry of Justice and Public Security, so that he is able to take office of his position of Vice-President Executive Officer of the Company.

The members of the Board of Directors also note in these minutes that, upon taking office as Vice-President Executive Officer of the Company, Mr. Carlos Díaz Álvarez will immediately assume the role of director responsible for risk management (CRO) of the Prudential Conglomerate of Banco Santander (Brasil) S.A., replacing Mr. Gustavo Alejo Viviani, who occupies the position on an interim basis as of February 28, 2025.

(ii) the election, pursuant to article 14, §6 of the Company's Bylaws and the favorable recommendation of the Nomination and Governance Committee, for a complementary term, which shall be in force until the investiture of the members that shall be elected on the first Board of Directors’ meeting to be held after the Ordinary General Meeting of 2025, of Mrs. Cristina San Jose Brosa, Spanish, divorced, administrator, holder of the Spanish Passport PAN818923, with business address at Avenida de Cantabria, s/n, Edificio Pereda, 1ª Planta, 28660, Boadilla del Monte, Madrid/Spain, as a member of the Company's Risk and Compliance Committee. Mrs. San Jose herein appointed represent that she is not involved in any crime in which pursuant to the applicable law would prevent she from exercising commercial activities, particularly those mentioned in § 1°, of Article 147 of the Brazilian Corporate Law; and

[Free English Translation]

(iii) to confirm the composition of Risk and Compliance Committee is confirmed, all with a term of office until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2025 Ordinary Shareholders Meeting, namely: Mr. José de Paiva Ferreira, Portuguese, married, business administrator, holder of RNE Identity Card for Foreigners No. W274948-B, registered with the CPF/MF under No. 007.805.468-06, as Coordinator; Mrs. Deborah Stern Vieitas, Brazilian, single, adult, public administrator and journalist, holder of identity card RG No. 3.839.280-X SSP/SP, registered with the CPF/MF under No. 013.968.828-55; Mr. Jaime Leôncio Singer, Brazilian, married, business administrator, holder of identity card RG No. 39.874.333-2 SSP/SP, registered with the CPF/MF under No. 352.705.005-15; Mr. José Mauricio Pereira Coelho, Brazilian, married, accountant, holder of identity card RG No. 06.109.071-81-IFP/RJ and registered with the CPF/MF under No. 853.535.907-91 all with business address at Avenida Presidente Juscelino Kubitschek nº 2041, CJ 281, Bloco A, Cond. Wtorre JK - Vila Nova Conceição, CEP 04543-011, São Paulo/SP; and Mrs. Cristina San Jose Brosa, Spanish, divorced, administrator, holder of the Spanish Passport PAN818923, business address at Avenida de Cantabria, s/n, Edificio Pereda, 1ª Planta, 28660, Boadilla del Monte, Madrid/Spain, as Members.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared and send to be electronically signed by the attendees. Board: Deborah Stern Vieitas, Chairwoman. Daniel Pareto, Secretary. Signatures: Mrs. Deborah Stern Vieitas – Chairwoman; Mr. Javier Maldonado Trinchant – Vice Chairman; and Messrs. Cristiana Almeida Pipponzi, Cristina San Jose Brosa, Deborah Patricia Wright, Ede Ilson Viani, José de Paiva Ferreira, Marília Artimonte Rocca, Mario Roberto Opice Leão, Pedro Augusto de Melo and Vanessa de Souza Lobato Barbosa – Directors. São Paulo, March 05, 2025.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 5, 2025

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer